Exhibit 8.1
Main Subsidiaries of Quebecor Media Inc.

Jurisdiction of Incorporation or
Name of Subsidiary	Organization	Equity Interest/Voting Interest

Videotron Ltd / Vidéotron ltée	Québec	100% / 100%

CF Câble TV inc. / CF Cable TV Inc.	Canada	100% / 100%

Le SuperClub Vidéotron ltée	Québec	100% / 100%

Sun Media Corporation /Corporation Sun Media	British Columbia	100% / 100%

Bowes Publishers Limited	British Columbia	100% / 100%

Sun Media (Toronto) Corporation	British Columbia	100% / 100%

Osprey Media Publishing Inc.	Canada	100% / 100%

Quebecor Pages Media Inc.	Canada	100% / 100%

4307046 Canada Inc.	Canada	100% / 100%

Groupe TVA Inc. / TVA Group Inc.	Québec	45.2% / 99.9%

TVA Publications Inc.	Canada	100% / 100%

Groupe Archambault inc. /Archambault Group Inc.	Canada	100% / 100%

Quebecor Media Book Group Inc.	Canada	100% / 100%

Les Éditions CEC inc.	Québec	100% / 100%

Groupe Sogides Inc.	Canada	100% / 100%

Canoë inc. / Canoe Inc.	Québec	92.5% / 99.9%

Nurun Inc.	Canada	100% / 100%